September 28, 2022

ArentFox Schiff LLP
901 K Street NW
Suite 700
Washington, DC 20006

202.857.6000 MAIN
202.857.6395 FAX

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By EDGAR Submission

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Cara Wirth

Re:	EpicQuest Education Group International Ltd.
Amendment No. 2 to Registration Statement on Form F-3
Filed August 29, 2022
File No. 333-264807

Ladies and Gentlemen:

This letter is being submitted on behalf of EpicQuest Education Group International Ltd. (the “Company”) in response to the comment letter, dated September 19, 2022, of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the Company’s Amendment No. 2 to Registration Statement on Form F-3 filed on August 29, 2022 (the “Registration Statement”). The Company’s amended Registration Statement (the “Amended Registration Statement”) has been submitted filed with the Commission.

For your convenience, we have repeated the comment prior to the response in italics.

Amendment No. 2 to Registration Statement on Form F-3 Filed August 29, 2022

Cover Page

1.	We note your amended disclosure in response to comment 2. Please revise the cover page to disclose, if true, that the holding company does not conduct operations. Please also disclose clearly the entity (including the domicile) in which investors are purchasing an interest.

Response: The Company has revised the disclosure on the cover page of the Amended Registration Statement as follows (emphasis added):

“We are not a Chinese operating company but a British Virgin Islands holding company with operations conducted by our four subsidiaries: (i) Quest Holding International LLC, an Ohio company (which we refer to as “QHI”); (ii) Quest International Education Center LLC, an Ohio company (which we refer to as “QIE”); (iii) Ameri-Can Education Group Corp., an Ohio company (which we refer to as “Ameri-Can”); and (iv) Highrim Holding International Limited, a Canadian company (which we refer to as “HHI”). Investors will be purchasing securities in EpicQuest Education Group International Limited, a British Virgin Islands, which is a holding company and does not conduct any operations. We refer to EpicQuest Education Group International Limited and its subsidiaries as “we,” “us,” “our,” the “Company,” or “EpicQuest.”

2.	We note your amended disclosure in response to comments 4 and 5. Please revise to include the appropriate disclosure in your summary risk factors and risk factors sections as well.

Response: The Company has revised the Amended Registration Statement to address the Staff’s comment.

Prospectus Summary, page 1

3.	We note the organizational structure chart that you added to page 1 in response to comment 7. Please revise to disclose Wonderland Holdings International Ltd.’s and the Other Shareholders’ percentage ownership of Elite Education Group International Ltd. To the extent that Other Shareholders are comprised of individuals or entities other than public shareholders, please revise by footnote or otherwise, to disclose such individuals or entities and include their percentage ownership.

Response: The Company has revised the Amended Registration Statement to address the Staff’s comment.

4.	We note your amended disclosure in response to comment 9, including that “[w]e made this decision based on the types of activities we conduct in China, which do not believe raises any material issues under Chinese law.” Please revise to remove the materiality qualifier.

Response: The Company has revised the Amended Registration Statement to address the Staff’s comment.

General

5.	When discussing the Holding Foreign Companies Accountable Act, please update your factual disclosure throughout your filing to discuss the fact that on August 26, 2022, the Public Company Accounting Oversight Board (PCAOB) signed a Statement of Protocol with the China Securities Regulatory Commission and the Ministry of Finance of the People’s Republic of China, taking the first step toward opening access for the PCAOB to inspect and investigate registered public accounting firms headquartered in mainland China and Hong Kong.

Response: The Company has revised the Amended Registration Statement to address the Staff’s comment.

* * *

Should you have any questions regarding the foregoing, please do not hesitate to contact Cavas Pavri at (202) 724-6847.

Sincerely,

ARENTFOX SCHIFF LLP

/s/ Cavas Pavri
By: Cavas Pavri

Enclosures

cc: Zhenyu Wu, CFO